Filed by Wright Medical Group, Inc.

Commission File No. 000-32883

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange of 1934

Subject Company: BioMimetic Therapeutics, Inc.

Commission File No.: 000-51934

This filing relates to the proposed acquisition by Wright Medical Group, Inc., a Delaware corporation (“Wright”), of BioMimetic Therapeutics, Inc., a Delaware corporation (“BioMimetic”), pursuant to the terms of an Agreement and Plan of Merger, dated as of November 19, 2012, by and among Wright, BioMimetic and Wright’s direct wholly owned merger subsidiaries, Achilles Merger Subsidiary, Inc., a Delaware corporation and Achilles Acquisition Subsidiary, LLC, a Delaware limited liability company.

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NOVEMBER 27, 2012 / 3:30PM, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

C O R P O R A T E  P A R T I C I P A N T S

Bob Palmisano Wright Medical Group, Inc. - President, CEO

Lance Berry Wright Medical Group, Inc. - SVP, CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Matt Miksic Piper Jaffray - Analyst

P R E S E N T A T I O N

Matt Miksic - Piper Jaffray - Analyst

Why don’t we get started? It is the bottom of the hour here. My name is Matt Miksic from Piper Jaffray. Very pleased to have with us again this year Wright Medical, Lance Berry, Bob Palmisano and Julie Tracy.

So I guess the hot topic, given last week’s events, what we should probably talk about first is BioMimetic. So maybe can you talk a little bit about the process criteria, rationale that got you to this opportunity? I think we know from your public comments over the past nine to 12 months that we should have been expecting an investment in biologics as part of your multiyear strategy to build out extremities in biologics. But specifically, how did you get to BioMimetic?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

Thanks, Matt, and thanks for inviting us. I don’t think anybody should be surprised that we made an acquisition in the biologics area. We’ve been talking about that for some time as part of our strategy.

Wright Medical has been tracking BioMimetic for several years, quite frankly, and has had a lot of interactions with the company over a period of time. I first met with them about a year ago, shortly after I joined Wright Medical, and really have been very interested in pursuing that company, that technology. And what may be a little bit worth some discussion at least is why do that now, at this point, as opposed to waiting. Because this is a pre-approval acquisition, and I think that deserves a little bit of conversation.

We thought that this is — this company is right in the core of what we do every day at Wright Medical. So we have a lot of internal expertise around biologics and these kinds of products. And we also certainly did get outside assistance in evaluating this, and felt that the ideal time for us to do this acquisition was now as opposed to post-approval. And the reason for that is we felt very confident about the submission and the supplemental submission that the company made. This is, again, right in the core of what we do. And we actually felt that the supplemental submission made this — was even stronger than what we originally — that was in the original submission, of which there were several questions asked by the FDA.

So we got really comfortable around where they were and how they responded in such a robust and thorough manner to the questions raised by the FDA, and therefore, decided that it was the right time for us to pursue this, rather than waiting and taking all the risk out of it, because there is always risk when you are doing something pre-approval to after. Because we felt really comfortable, really good about the responses that the company made.

I also think it was the right time for BioMimetics in terms of that they wanted to do — share some of the risk, but they also were faced with how they were going to refinance the company going forward, and this made sense for them rather than go out and do a financing until post-approval. So I think all in all, the timing — it is the right company at the right time at the right price, although I’ll stipulate it was expensive, it is expensive, and there is some risk to it.

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NOVEMBER 27, 2012 / 3:30PM, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Matt Miksic - Piper Jaffray - Analyst

And we would agree. We don’t follow the company, but we have followed them from a distance for a number of years, and clearly, a very promising clinical data behind this product.

But just to play Devil’s Advocate, I guess stepping back and looking at the things that you could have done on biologics, you’ve got a leadership position in foot and ankle, you’ve got a great draw from your implant business as it is today. Why not go with something, Matt — not to diminish your enthusiasm and the promise of Augment — but why not go with something that is sort of good enough to get that business with the current implant position in the market that you have?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

We are in this for the long term, in that we want to have a business that in total, Wright Medical, when you consider all the aspects of Wright Medical, is a growth company and a high operating margin company. And that we wouldn’t get that solely from anything else that we thought that was available. You could get some things that give you some size, but are limited in their growth and also would limit your margins.

The best way to retain our objectives, we felt, was to get a highly-differentiated product into our portfolio, one that we could then leverage our foot and ankle — direct foot and ankle salesforce that we now have, and that would then produce superior margins, superior growth. And so we look at this product as having a market size of about $300 million, when you consider the fusion as well as the hindfoot market. And a very attractive not only gross margin aspect to it, but also attractive from a capital intensity business.

So I think that all those things added together, considering everything that was available — and there were things available — there still might be other things that we may do in the future — but right now is to get this asset, go through the process of getting it approved, get it implemented into our organization, I think, gives us the best chance of being a Company that has a growth profile and a high operating margin profile, which is all that we are after.

Matt Miksic - Piper Jaffray - Analyst

Okay, so one of the things that you wouldn’t have gotten with sort of a pretty good, but not market-leading, recombinant product is not the same kind of margin accretion, for starters.

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

That’s exactly right.

Matt Miksic - Piper Jaffray - Analyst

And a number of other things we can get into, if we have time. Maybe just to frame it, for those folks not totally familiar with what this product can achieve, is the standard of care is — maybe what is the standard of care today. And a couple of quick points as to why Augment could be potentially so much better.

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

Well, autograft is used — is pretty much the standard of care, which is somewhat limited in the way you can use it. Whereas Augment is both soft tissue and bone, which is a big advantage, specifically indicated for ankle fusions and hindfoot, which is really the strength of where we are. And it performs well, we think.

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NOVEMBER 27, 2012 / 3:30PM, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

The other big product in the market is INFUSE, Medtronic’s INFUSE, which has been on the market now for about 10 years, and grows bone. It will grow — and perhaps in some instances grows a lot of bone, which this product does not. This product really just increases the attraction of cells, it stimulates cells and it increases flow, blood flow, that enhances healing. So it has all the kind of attributes that we feel are very, very attractive from a clinical point of view, and I think once introduced into the market should be able to grow significantly — grow significant share against the INFUSE or the other products that are out there.

Matt Miksic - Piper Jaffray - Analyst

Okay. And of course, one of the benefits of not using autograft is the donor site [mobility] and you don’t have to do two operations basically to get the graphs that you need (multiple speakers).

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

That’s exactly right.

Matt Miksic - Piper Jaffray - Analyst

Got it. We could spend a lot of time talking about this. Maybe just the final thing on margins and R&D spend downstream. So you’ve got, I guess you could say, a fair amount of the R&D investment for the hindfoot and ankle fusion indication behind you, where hopefully, if you are right, getting close to the end of this pathway. How should we think about the spend going forward? How quickly would you go after other indications over the next couple of years?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

We are primarily concerned about getting Augment approved. This is a platform technology, though, and there are other products in the pipeline. And we will — and that our theory of this acquisition is to pretty much leave it alone as best we can. They know the products, they know — they are deep into the approval process.

And we will continue the spending on the pipeline, probably at the same levels that current management is spending at, which is not nearly as significant as it is towards getting Augment approved. So I think we will just continue as it is. When we — there is about a year to 18 months of spend that will be covered by the cash that comes over in the acquisition from BMTI. So I think that we intend to continue down the path that they are currently on.

Matt Miksic - Piper Jaffray - Analyst

And last thing on this, and it maybe is a harder question for you to answer, but you mentioned it is an expensive deal. I got a fair amount of questions around, boy, this is an expensive deal and there is risk. I don’t know if you can answer this question, but what gave you confidence that investors would be as patient as they have been with the investment?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

I just think that — first of all, I would say investors should understand that there is some risk and it is expensive. Okay? Everything is a risk-reward kind of equation. But this is right in the heart of what Wright Medical does. We know — we are not out acquiring a dental company or something that we don’t know anything about. We are acquiring something that we know about; we have people that in our Company have spent their lies in this field. And so they feel that the product not only will be approved, but the product is a superior product and a highly-differentiated product. Outside people have given us that same level of confidence.

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NOVEMBER 27, 2012 / 3:30PM, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

So while it is an expensive deal, it’s not too expensive. While there is some risk, there is not too much risk, in our opinion. So I think that is the way I would look at it, and I think hopefully investors will look at it the same way.

Matt Miksic - Piper Jaffray - Analyst

Okay. Any other questions from the group on the transaction before we move on? So I did want to talk a little bit about one of the things that has made this story, at least in our opinion, so successful this year, execution this year on cash flows. Maybe talk about what have been the drivers there, from which business lines, across which geographies. Give us some sense of where is this strength coming from.

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

I’ll answer, and maybe Lance could answer some of this also. I think we set out a year ago to significantly increase our cash flow. 2011, I believe, we did about $14 million in free cash flow. And we gave guidance this year to double that actually, to go to $25 million to $30 million. And at the end of Q3, we had already produced $44 million or so and increased our guidance.

And it is from a broad, broad spectrum of activities — reducing inventories, reducing working capital, watching capital spending, all those kinds of issues that we felt that if we really paid attention to, we could do. And we’ve reaped those benefits a little bit quicker than we anticipated. But it was one of these projects in our Company. We call them the vital few; we had four or five things that we thought that we — really important that we execute. This was one of them, and I think we are ahead of schedule.

Lance, do you want to add anything to that?

Lance Berry - Wright Medical Group, Inc. - SVP, CFO

Sure. As Bob said, the cash flow is being driven by multiple things across the business, and really starting with the tone at the top, this is a key priority for the company. A couple of things that are more obvious that they’ve contributed is our capital spending. Capital spending down quite a bit from what it was in the past. And a lot of that has to do with the inventory project, which we include into that, the surgical instruments that we use for most of our surgeries. So that project also got at the efficiency of those as well. That has helped to keep our capital spending down, and we would expect to be able to keep that down in the future.

And then we’ve also — we are a little bit ahead of schedule on our inventory plan. So we had a goal to reduce — or generate $100 million of cash out of inventory over a period of four years, and still on track for that and a little ahead of schedule as far as timing. So that project is doing really well this year and helped to produce the upside to the original guidance.

Matt Miksic - Piper Jaffray - Analyst

So I would assume most of that capital control is on the large joint side, which is kind of where most of that set expense has been in the past. Can you provide maybe some context as to sort of where was your run rate, where is it now, and if you can, maybe how far into that $100 million opportunity you are on the inventory side?

Lance Berry - Wright Medical Group, Inc. - SVP, CFO

Yes, on the run rate, we have been running $45 million to $50 million of total CapEx, which is not just instruments, for the past several years. We are going to be closer to $25 million or $30 million this year. So as we grow the business, that may tick up some, but we’d expect to be able to keep it down significantly from that previous run rate, based on the work that we’ve done. A lot of that does have to do with the hip and knee side of the business.

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NOVEMBER 27, 2012 / 3:30PM, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

And then the other thing is foot and ankle. Even growing it quickly, it is not nearly as capital intensive, but it can be inventory intensive if you’re not careful. So we have already seen benefits from the inventory project, enabling us to grow foot and ankle quickly, accelerate growth, but doing it with much lower investment in inventory than we would have, say, if we had done that two years ago. So we’ve seen those benefits in both places.

The other thing is with the instrument side is if you can free up instruments in some of your direct areas to allow you to be aggressive in trying to grow your stock and distributor business. And so that is something we see as a potential advantage, as well.

Matt Miksic - Piper Jaffray - Analyst

So out of that $100 million, if we do is sort of the math on what — are you maybe 20% in — is that — 15%, 25%?

Lance Berry - Wright Medical Group, Inc. - SVP, CFO

Yes, probably 20%, 25%, probably by the end of the year.

Matt Miksic - Piper Jaffray - Analyst

And how much of that — I guess our understanding earlier in the year as you laid out the plan was that a tailwind to this process was going to come with — on the back of the reorganization of the distributors. So some of this inventory management discipline was going to come out of getting through the transition that you performed on the lower extremity sales force. Is that fair? Should we see an acceleration into this inventory benefit next year or is it same pace maybe in the next few years?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

I think is pretty much going to be the same pace. The big benefit in terms of the foot and ankle salesforce on us delving into this inventory project that has the benefits of cash flow, it also frees up our salesforce. It is that our salesforce, like most orthopedic salesforces, spends about 40% of its time on managing inventory and logistics around inventory. We’ve taken that away from them.

So we are looking to see big productivity gains on our foot and ankle salesforce for a lot of reasons, but this being a big piece of this. Is that when we completed the reorganization of our salesforce at the end of Q3, and currently we have about 80% of our revenues coming from direct salesforce, and that was a big move, obviously a big move for us. And we looked at — we thought — just looking at the data we had, it was approximately somewhere around $600,000 per sales rep. We think we can get that to $1 million per sales rep. And taking inventory and logistics management away from them is a big piece of getting that productivity gain.

Matt Miksic - Piper Jaffray - Analyst

Okay, so we’ve got about nine or 10 minutes. I do want to come back to extremities, because that is an important part of your longer-term strategy and part of what is working. But I did want to make sure we touch on hips and knees, because I think it is something investors have a little bit of a hard time getting their mind around, which is it is down. Why is it down so much? When does it settle out?

Maybe help us understand this decline in that business, maybe help us understand how you were looking at it a year ago in the beginning of the year versus today? Does it look like a longer process to you? And at the end of that, what should we expect to see in the hip and knee business?

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NOVEMBER 27, 2012 / 3:30PM, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

Most of the issues around our hip and knee business came out of the deferred prosecution agreement the Company was under, and the compliance activities around that, where the Company had (inaudible) agreements with surgeons to do work at a certain price over a certain period of time. And the surgeons did the work that they were required. But then under the deferred prosecution agreement, we were unable to pay them the amounts that they felt was owed to them, and over the period of time that they thought was owed to them. It therefore put us into a big conflict situation with a lot of surgeons.

We said at the beginning of the year that this was going to be somewhere around $10 million to $15 million in lost revenue. And through the first part of the year, it didn’t seem that way. But it did tick up in Q3, and we see the same thing in Q4. So it is going to be right about where we thought it would be, probably at the high end of that. So we are not surprised at all at where we are. And we think that by the end of this year, we should be mostly all through that. However, we still will see the anniversarying of that as we go into 2013.

So I would suspect that we will anniversary those losses through the first three quarters, and hopefully by the end of the year, Q4 or so, is that we will see a leveling out there, and then should be able to be back at a market growth activity in terms of the hip and knee business.

Matt Miksic - Piper Jaffray - Analyst

Okay, but the goal then being, of course, driving it for cash flows and not growth.

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

Yes.

Matt Miksic - Piper Jaffray - Analyst

With that in mind, too — I don’t want to spend too much time on that business, even though it is important and obviously going to continue to be important — can you give us a sense maybe of what is the performance metrics of the hip and knee business? What did it look like a year ago?

You’ve disclosed more on the margin side, the operating margin contribution, which I think was surprising to a lot of folks last quarter, actually just a touch above where extremities were, which is a surprise to me. What was holding it down before? What is changing? Maybe if you can talk about is it — are the turns and set turns in that business improving? To your point about sales rep productivity, is that improving? What other things are improving besides shedding some of these relationships that you weren’t able to maintain [post-TPA]?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

I think that we’ve reorganized the whole Company. Now we have an OrthoRecon division, headed by a president that is focused on that 24/7. And the job there is to produce cash and to grow cash flow in that business. And then as we get through the customer issues that we just spoke about is to be able to grow that business at market rates. I think that is what we should look forward to. I feel very confident we will be able to execute that.

Part of the reason that we broke that out — first of all, we had in our mind that we wanted to separate our businesses. Now we have four businesses when you think about it; we have both our recon businesses, we have an extremities biologics business — extremities business, a biologics business and an international business. So we have these four kind of segments now, and we have focus now on each of them.

We felt that once investors were able to see the OrthoRecon business and its operating margins and its cash generation, is that they would give some value to it. And that — I almost — I use the word at times that we should shame people into giving some value to this. Because there is some value there. And it certainly hasn’t surprised us, but I think it has surprised investors and we get a lot of questions about it.

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NOVEMBER 27, 2012 / 3:30PM, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Matt Miksic - Piper Jaffray - Analyst

Okay, and then last thing on this I guess is you just — quickly, you mentioned the directive there is to create cash, generate cash. Would it be correct to say maybe the directive for Wright Medical in that business three, four, five years ago — Lance, you can speak to this — was more about growth, more about share?

Lance Berry - Wright Medical Group, Inc. - SVP, CFO

Yes, absolutely. We attempted to grow that at above-market and spent a lot of money trying to do that.

Matt Miksic - Piper Jaffray - Analyst

Okay, fair enough. On extremities, you set the goal I think earlier in the year to end the year significantly above market. You are sort of — you are above market. Now you are headed to hit that goal for the year. You had a very strong Q3.

Is there anything about that business that we should assume is — could be uneven in terms of going to have a great Q3, maybe Q4 is going to require some consolidation, and then it picks back up in Q1? Or should we think of it as more linear improvements over the next several quarters?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

I think we said on our Q3 calls that we expect the business to continue to accelerate, and I think it will. I mean, it is — a year ago, we were growing at 7% in that business. In Q3, we grew 14% on a constant currency basis, and we think that we should continue to keep on ratcheting that business up.

There is a tremendously underpenetrated market in the businesses that we are in, and particularly in foot and ankle, toe — hammertoes, as well as total ankle replacements. And now that we have a direct salesforce, we are able to align people to the goals we have of growing that business by taking the message to physicians who currently do not do total ankle replacements or implants for hammertoes and getting them comfortable with making that change. So we now have an organization that can institute that changed management process that is necessary to penetrate that market.

Secondly, we’ve ramped up in a significant way our medical education. It is — in 2011, we trained 600 physicians in foot and ankle. At the end of Q3, we trained over 1200 this year, and we continue to see that to accelerate. And further, we are introduced a number of new products.

So I think those three things will continue to give us confidence that we should be able to continue accelerating that business, that it isn’t kind of a one-off kind of a thing, because those three things are still in place.

Matt Miksic - Piper Jaffray - Analyst

And you say significantly above market. Where would you put market growth on (multiple speakers)?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

It is not a science; it is more of an art here. But all the data that we have has the market at 8% to 10%. So we are at 14%; I think we can accelerate off that.

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NOVEMBER 27, 2012 / 3:30PM, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Matt Miksic - Piper Jaffray - Analyst

Last thing, I have to mention something, is these goals for significantly above market you set before you had Augment in your pipeline. So you don’t have Augment approved yet, but on approval, is it fair to say, in addition to driving Augment, you will also be able to drive additional pull-through of your products?

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

I totally believe that. I think we’ll be in places that we’ve never been before because of Augment. And it is one of these things that you are going to get — every doctor that is doing these kind of surgeries will realize that Wright Medical is a very serious company as it comes to foot and ankle — best products, best training, educated salesforce, everything that you’ll need.

Matt Miksic - Piper Jaffray - Analyst

Great. Thanks so much.

Bob Palmisano - Wright Medical Group, Inc. - President, CEO

You’re welcome. Thank you.

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Investor Presentation November 27, 2012

Forward-Looking Statements

This presentation may contain “forward-looking statements” as defined under U.S. federal securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current view of future performance, results, and trends. Forward looking statements may be identified by their use of terms such as anticipate, believe, could, estimate, expect, intend, may, plan, predict, project, will, and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-
looking statements. In addition to those described below, forward looking statements contained in this presentation may include, without limitation, statements concerning the possibility of FDA approval of Augment Bone Graft, statements regarding market acceptance of, and expected annual market demand for Augment Bone Graft, statements regarding the expected impact of the transaction with BioMimetic Therapeutics, Inc. on Wright’s adjusted EBITDA and other financial results, the failure of BioMimetic stockholders to adopt the merger agreement or the failure of either Wright or BioMimetic to meet any of the other conditions to the closing of the transaction, the failure to realize the anticipated benefits from the transaction or delay in realization thereof, and statements about the timing and expected benefits of the transaction. The reader should not place undue reliance on forward-looking statements. Such statements are made as of the date of this presentation, and we undertake no obligation to update such statements after this date. In addition to those described above, risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements are discussed in our filings with the Securities and Exchange Commission (including those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on
Form 10-Q for the quarter ended September 30, 2012, in each case under the heading “Risk Factors” and elsewhere in such filings).
By way of example and without implied limitation, such risks and uncertainties include: future actions of the United States Attorney’s office, the FDA, the Department of Health and Human Services or other U.S. or foreign government authorities that could delay, limit or suspend our development, manufacturing, commercialization and sale of products, or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities; any actual or alleged breach of the Corporate Integrity Agreement to which we are subject through September 2015 which could expose us to significant liability including exclusion from Medicare, Medicaid and other federal healthcare programs, potential criminal prosecution, and civil and criminal fines or penalties; adverse outcomes in existing product liability litigation; new product liability claims; inadequate insurance coverage; the possibility of private securities litigation or shareholder derivative suits; demand for and market acceptance of our new and existing products; potentially burdensome tax measures; lack of suitable business development opportunities; product quality or patient safety issues; challenges to our intellectual property rights; geographic and product mix impact on our sales; our inability to retain key sales representatives, independent distributors and other personnel or to attract new talent; inventory reductions or fluctuations in buying patterns by wholesalers or distributors; inability to realize the anticipated benefits of restructuring initiatives; negative impact of the commercial and credit environment on us, our customers and our suppliers; and the potentially negative effect of our ongoing compliance enhancements on our relationships with customers, and on our ability to deliver timely and effective medical education, clinical studies, and new products.

This presentation may be deemed to be solicitation material regarding the proposed business combination of Wright and BioMimetic.
In connection with the proposed transaction, Wright intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus and other relevant materials in connection with the proposed transaction, and each of Wright and
BioMimetic intend to file with the SEC other documents regarding the proposed transaction. The proxy statement/prospectus and this presentation are not offers to sell Wright securities and are not soliciting an offer to buy Wright securities in any state where the offer and sale is not permitted. The final proxy statement/prospectus will be mailed to the stockholders of BioMimetic. INVESTORS AND
SECURITY HOLDERS OF BIOMIMETIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY
AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WRIGHT AND
BIOMIMETIC AND THE PROPOSED TRANSACTION.
The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the
SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Wright by directing a written request to Wright Medical Group, Inc, 5677 Airline Road,
Arlington, TN 38002, Attention:  Investor Relations, and by BioMimetic by directing a written request to BioMimetic Therapeutics, Inc.,
389 Nichol Mill Lane, Franklin, TN 37067, Attention: Investor Relations.
Wright and its respective executive officers and directors and other persons, including BioMimetic and its respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from BioMimetic stockholders in connection with the proposed transaction.  Information about the executive officers and directors of BioMimetic and their ownership of BioMimetic common stock is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012 and the proxy statement for BioMimetic’s 2012 annual meeting of stockholders, filed with the SEC on April 27, 2012.  Information about the executive officers and directors of Wright Medical Group is set forth in its annual report on Form 10-K for the year ended December 31,
2011, filed with the SEC on February 24, 2012 and the proxy statement for Wright Medical Group’s 2012 annual meeting of stockholders, filed with the SEC on March 27, 2012.  Certain directors and executive officers of BioMimetic and other persons may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the transaction. If and to the extent that any of the
BioMimetic participants will receive any additional benefits in connection with the transaction, the details of those benefits will be described in the proxy statement/prospectus relating to the transaction.  Investors and security holders may obtain additional information regarding the direct and indirect interests of BioMimetic and its executive officers and directors in the transaction by reading the proxy statement/prospectus regarding the transaction when it becomes available.
Additional Information about the Proposed Transaction
between Wright and BioMimetic

Wright Medical uses certain non-GAAP financial measures in this presentation.  Wright Medical uses non-GAAP financial measures as supplemental measures of performance and believes these measures provide useful information to investors in evaluating our operations, period over period. However, non-GAAP financial measures have limitations as analytical tools, and should not be considered in isolation or as a substitute for Wright Medical’s financial results prepared in accordance with
GAAP. In addition, investors should note that any non-GAAP financial measures Wright Medical uses may not be the same non-GAAP financial measures, and may not be calculated in the same manner, as that of other companies. We have posted a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures on our website at www.wmt.com.
Use of Non-GAAP Financial Measures

T H E S I S New Strategic Focus. Building on Solid Fundamentals. The platforms The future The strategy 5

Wright Medical Today
1
Midpoint of guidance range communicated on 11/5/2012. The fact that we include these projections in this presentation should not be taken to mean that these amounts continue to be our projections as of any subsequent date.

Global
Orthopaedic medical device company
Sales 2012E
Market cap (as of 11/23/12)
~$843M
~$480M
(1)
Countries
>60
~115
Marketed product lines

Positioned in Two Large Markets
Extremities
(incl. Biologics)
Size: ~$3.7B
(1)
Market Growth: ~8-10%
•
Recognized leader in
Foot & Ankle
•
Primarily US
~40% of sales
Ortho-Recon
(Hips and Knees)
Size: ~$12B
(2)
Market Growth: ~0-3%
•
Mid-sized player
•
Balanced between US
and International
~60% of sales
Business Market Size / Growth Our Position

1
U.S. Market – 2011 Millennium Research Group, Management Estimates
2
Worldwide Market – 2011 Millennium Research Group, Management Estimates

2 0 1 2 – A N E W F O C U S :
Strategic Priorities Going Forward
• Steady stream of new products
• Accelerate medical education
• Improve sales force productivity
1. Drive
growth in
Foot & Ankle
• Focused R&D, sales and
marketing activities
• Improve inventory and
instrument productivity
2. Improve
Ortho-Recon
efficiency
Key Priorities
• Working capital focus, reduce
inventory
• Focused capital spending
3. Increase
cash
generation

Improve
Long-Term
growth
cash flow
margins

Roadmap for Executing New Strategic Priorities
Time
4Q 2011
• Identify priorities
• Narrow focus –
identify Vital Few
initiatives
Phase #1
Planning
• New initiatives
• Continue to
drive customer
satisfaction
• Sales growth &
margin expansion
Phase #3
Build Momentum
• Accelerate Foot &
Ankle growth
• Improve customer
satisfaction
• Improve cash flow
• Productivity gains
Phase #2
Execution
2012 2013-2014

Executing on Our Priorities – Good progress
Successfully executing Vital Few initiatives
Exited Deferred Prosecution Agreement (DPA)
Demonstrated ability to grow Foot & Ankle above market through 3Q’12 –
three consecutive quarters of accelerating global foot & ankle growth
Focus on reducing inventories - has brought increased cash flow generation in
2012
Completed conversion of major portion of U.S. Foot & Ankle territories to direct
Increased foot and ankle medical education and R&D – 1,360 physicians trained through 3Q 2012, surpassing goal of training 1,200 for 2012
Next steps:
– Narrow focus and improve execution of OrthoRecon activities
– Productivity gains
– Improve long-term growth, cash flow, margins

New Strategic Focus. Building on Solid Fundamentals. The platforms The future The strategy 11 T H E S I S

Create Motion. WRIGHT.

2. Ortho-Recon

- Hips
- Knees

Two Fundamentally Solid Platforms 1. Extremities • Extremity hardware • Biologics • Comprehensive portfolio • Strong R&D • Focused sales force 12

T H E  M A R K E T
Focused on Most Attractive Segment of Extremities Market
Upper
Extremity
$2.3B
– 27,000
surgeons
Foot and
Ankle
$1.4B
– 7,500
surgeons and
podiatrists
Breakdown of $3.7B
U.S. Extremities Market
More concentrated call point
Complex treatment issues,
less mature products
–
need innovative solutions
–
significant mix opportunity
Strong growth drivers
–
trauma – osteoarthritis
–
diabetes – obesity
High margin
Underpenetrated market
– significant opportunity for
int’l expansion
Foot & Ankle: An Attractive
Segment
Source:  2011 Millennium Research Group, Management Estimates

S T R E N G T H S :
Most Comprehensive Foot and Ankle Product Portfolio
CHARLOTTE® CLAW®
3.5mm Implant
BIOFOAM®
Wedge
LIS FRANC
Plate
ORTHOSPHERE®
Implant
SWANSON
Hammer Toe Implant
CHARLOTTE®
Snap-Off Screw
GRAFTJACKET®
Regenerative Tissue
Matrix
LPT®
Toe Implant
DARCO®
BOW® Plate
BIOARCH®
Implant
ENDO-FUSE®
Rods and Beams
CHARLOTTE®
Compression
CHARLOTTE® CLAW®
2.7mm Implant
DART-FIRE®
Screws
CHARLOTTE®
3.0 MUC Screw
DARCO®
Screws
SWANSON
Great Toe
DARCO®
RPS Plate
DARCO®
MPJ Plate
DARCO®
LPS Plate
DARCO®
DPS Plate
ORTHOLOC™
Plate
CHARLOTTE ®
7.0 MUC Screw
AM™ Surgical
Endoscopic
Blade
SIDEKICK®
Stealth Fixation
CORETRAK®
Tube Fixator
SIDEKICK®
Fixation
VALOR® NAIL
Fixation
PRO-TOE™
Hammer Toe Fixation
INBONE®
Total Ankle

CHARLOTTE®
Jones Fracture
Screw
ORTHOLOC™
Plate
DARCO®
PIA Plate

2006
29 Products
2007
46 Products
2008
56 Products
70 Products
2010
S T R E N G T H S :
Strong Record of Launching Innovative Products
64 Products
2009
•
Recognized leader in Foot & Ankle
•
Opportunity to increase R&D
•
Improve new product cadence
~ 80+ Products
2011-2012

2007 2008
2011
2006
1
Number of Foot & Ankle Focused Sales Reps
2009 2010
S T R E N G T H S :
Built the Largest Dedicated Foot & Ankle Sales Force in the US
~200
Opportunity for increasing sales rep productivity
125
~70%
Indirect
----------------
~30%
Direct

Completed Conversion of Major Portion of U.S. Foot and Ankle
Territories to Direct Sales Representation
S T R A T E G I C F O C U S : G R O W T H
Maximize the Foot and Ankle Opportunity
Goal:  Exit 2012 well above market growth rates

•
Opportunity for increased
sales rep productivity
•
More efficient inventory
management
•
Improved pricing processes
2012
~200
Benefits of Direct Sales
~20%
Indirect
2011
~200
~70%
Indirect
~30%
Direct
~80%
Direct

S T R A T E G I C F O C U S : G R O W T H
Multiple Factors Driving Extremities Growth
• Market growth in foot and ankle
• Recently launched products including:
–
PRO-TOE™ VO
Hammertoe Fixation System
–
INBONE ® II
Total Ankle Replacement System
–
PROPHECY ® INBONE ®
Pre-Pre-Operative Navigation
Alignment Guides
–
ORTHOLOC™ 3Di
Ankle Fracture System and
Foot Reconstruction Plating System
–
CLAW ® II
Polyaxial Compression Plating System
–
QUICKDRAW™
Knotless Soft Tissue Fixation System
• More new products planned in 2012
• Increased number of surgeons trained
–
1,360 surgeons trained +113% vs 2011
Surpassed target of ~1,200

Our Goal
Above-market
growth in Foot & Ankle

Two Fundamentally Solid Platforms • Global distribution network • Innovative technologies 2. Ortho-Recon • Hips • Knees 19

T H E M A R K E T
Slower Growth, Stable Customer Base
$12B Ortho-Recon
Worldwide Market
Our Focus
•
Customer satisfaction
•
Efficiency
•
Cash flow generation
Source:  2011 Millennium Research Group, Management Estimates

Innovative Hip Portfolio
•
Fast recovery instrument systems
(4,5)
•
Modular hip systems
•
Comprehensive acetabular systems
S T R E N G T H S
Portfolio of Innovative Primary Knee and Hip Products – Examples
EVOLUTION
®
Knee System
•
Launched in 2010
•
Medial-pivot design mimics healthy knee kinematics
•
Patient benefits:
– stable,
(1)
quiet,
(2)
natural motion (3)
1
Data on file
2
Anderson M. Patello-femoral complications after posterior-stabilized total knee arthroplasty: a comparison of two different implant designs. J Arthroplasty 2002; 17(4):422-6
3
Freeman M. The movement of the normal tibiofemoral joint. J Biomechanics. 2005;38:197-208.
4
Penenberg BL, Bolling WS, Riley M. Percutaneously assisted total hip arthroplasty (PATH): a preliminary report. J Bone Joint Surg Am. Nov 2008; 90 Suppl 4:209-220
5
Penenberg BL, Van Winkle GN, Schoch EP, Isaacson J, Batts J. Early Clinical Outcomes in THA Patients Implanted via Mini-Posterior Approach versus Percutaneously
Assisted Technique. Mid America Orthopaedic Association. 2009:Poster 21

•
Italy
•
France
•
Germany
•
Australia
S T R E N G T H S
Strong Global Sales Coverage
•
United States
•
Japan
•
Canada
•
United Kingdom
•
80 international stocking distributors
•
Over 1,100 sales representatives
Direct sales in major markets
Distributors in 60+ countries

S T R A T E G I C  F O C U S :  I M P R O V E D  P E R F O R M A N C E
Multiple Initiatives Driving Improved Efficiency
•
Focused R&D spend, product
line optimization
•
Targeted sales & marketing
efforts
•
Improved inventory &
instrument management
•
Streamline international
distribution network
Our Goal
Improve cash
generation,
High level of customer
satisfaction

T H E S I S New Strategic Focus. Building on Solid Fundamentals. The platforms The future The strategy 24

Building the New Wright Medical

Wright Medical Past Future
Foot & Ankle business Growth Above- market growth
Ortho- Recon business Growth Efficiency, cash flow
Cash flow Low High
Operating margin Single digit double digit Mid-

2010
2011
2012E(2)
2010
2011
2012E(3)
2010
2011
2012E(2)

1
Amounts presented are as reconciled on the Company’s website, www.wmt.com - “Corporate Investor Info”
2
Midpoint of guidance range communicated on 11/5/2012. The fact that we include these projections in this presentation should not be taken to mean that these amounts continue to be our projections as of any subsequent date.
3
2012 adjusted EPS guidance range communicated on 11/5/2012. The fact that we include these projections in this presentation should not be taken to mean that these amounts continue to be our projections as of any subsequent date.
S A L E S , E P S a n d F R E E C A S H F L O W
Significant Investment in 2012 to Drive Transformational Change

Net Sales
($M)
EPS
(1)
(Adjusted, incl. stock-based
expense)
• Conversion to
increased direct U.S.
foot & ankle sales
representation
• Investment in R&D,
Medical Education
• Currency headwinds
Free Cash Flow
(1)
($M)
• Lower levels of Capex
spending
• Improved inventory
management
$519M
$513M
$480M
$0.70
$0.69
$24m
$15m
$48m
$0.16 to
$0.22
~
~

Strong Balance Sheet, Cash Flow to Improve
•
Cash and marketable
securities: $317.6M
•
Net debt: $0
•
Free cash flow $11.9M
in 3Q’12
•
Improve inventory
levels

targeting significant
increase to $45M-$50M
in 2012
Cash Flow
Balance Sheet
(9/30/2012)
Improved cash flow – a new strategic priority

Summary of Convertible Offering Closed on 8/31/12
Issuer Wright Medical Group
Size $300,000,000 (including over allotment option)
Maturity 5 years
Ranking Senior Unsecured
Coupon 2.00%
Conversion Premium 27.5%
Hedge and Warrant
Transactions
In connection with pricing of the Notes, Company entered into privately negotiated convertible note hedge transactions with certain financial institutions ("Option
Counterparties") to reduce its exposure under the Notes to future increases in the price of the Company's common stock. Company also entered into separate privately negotiated warrant transactions with the Option Counterparties, and warrants have an exercise price that is 50.00% higher than the last reported sale price of the
Company's common stock of $19.95 per share on August 22, 2012.
Use of Net Proceeds
Net proceeds of approximately $289 million were used as follows: Approximately
$130 million to repay outstanding term loan; approximately $56 million to fund related convertible note hedge transactions; approximately $25 million of repurchases of convertible senior notes due 2014; and remaining to be used for general corporate purposes which include possible acquisitions
Sole Bookrunner and
Stabilization Agent
J.P. Morgan
Overview of Convertible Offering

Wright Medical 3-5 Years Out
•
#1 in customer satisfaction
•
Global market leader in Foot and Ankle
•
Ortho-Recon – a lean, focused business
•
Switch Extremities-Biologics / Ortho-Recon mix
from current 40:60 to 60:40
•
More balanced geographic revenue mix
•
Strong free cash flow
–
fueling strategic acquisitions
•
Improved operating margins

W H Y I N V E S T I N W R I G H T M E D I C A L
New Strategic Focus. Building on Solid Fundamentals.
The Strategy
The Strategy
The Platform
The Platform
The Future
The Future
New strategic focus
• Early stages of executing three-point plan
Building on two solid businesses
• Both have long track record, innovative products
Clear goal – improved performance
• Performance profile to improve as strategy gains traction

Wright Medical Group and BioMimetic Therapeutics Enter into Agreement to Combine Businesses November 19, 2012

Create Motion.® WRIGHT.

BIOMIMETIC.

REJECT ORDINARY

O V E R V I E W
BioMimetic Therapeutics, Inc.
•
Publicly traded (NASDAQ: BMTI) regenerative medicine
company focused on products to promote the healing
of musculoskeletal injuries and diseases
•
Headquarters in Franklin, TN; 50 employees
•
All Augment
®
branded products are based upon
recombinant human platelet-derived growth factor
(rhPDGF-BB) – a synthetic copy of one of the body's
principal agents to stimulate and direct healing and
regeneration

Create Motion.® WRIGHT.

BIOMIMETIC™
REJECT ORDINARY

T R A N S A C T I O N H I G H L I G H T S
BioMimetic Therapeutics, Inc.
•
Deal structure
–
Upfront purchase price payment of $190M, of which ~$140M is in Wright stock
•
Upfront cash payment financed through cash on hand
–
Additional milestone-based contingent payments of $190M paid in cash:
•
~$100M upon approval of Augment ® Bone Graft
•
~$45M upon achievement of 1
st
revenue milestone of $40M TTM sales for all BMTI products
•
~$45M upon achievement of 2
nd
revenue milestone of $70M TTM sales for all BMTI products
•
Two sales milestone payments cannot be made sooner than 24 and 36 months post-closing
•
Impact on Wright’s earnings
–
GAAP EPS:  cannot yet assess impact on future GAAP earnings until purchase price allocation and fair value of contingent consideration is finalized at closing
–
Adjusted EBITDA:  dilutive until second full-year post-FDA approval of Augment Bone
Graft; accretive thereafter
•
Subject to customary closing conditions and BMTI shareholder approval, transaction expected to close in 1Q’13

Why BioMimetic?
•
BioMimetic transaction fits perfectly with strategy to grow foot and ankle
–
BioMimetic transaction expected to accelerate transformation of Wright business to 60%
Extremities and 40% OrthoRecon
–
Augment
®
Bone Graft gross margin expected to be better than current gross margin of Wright’s
Extremities segment
–
Augment Bone Graft anticipated to be significantly less inventory and capital expenditure intensive than current hardware product lines
•
BioMimetic’s technology, including Augment Bone Graft, is clinically differentiated
–
Provides future opportunities in both bone repair and soft tissue applications
–
Can turn Wright’s biologics business into high-growth business and drive growth for years to come
–
If approved, Augment Bone Graft will be first clinically proven protein therapeutic to come to orthopaedics market in a decade
•
Brings team of talented people with substantial experience in R&D, clinical and regulatory that we believe will be significant competitive advantage
Further accelerate growth opportunities in Extremities business

Augment
®
Bone Graft
•
Combination of two components: recombinant
human platelet-derived growth factor (rhPDGF)
and beta-tricalcium (ß-TCP)
•
PDGF stimulates body’s healing response at a bony site
•
ß-TCP fills gap between bone surfaces and acts as scaffold
for new bone formation
•
Well-established mechanism of action shown in
preclinical studies to:
•
induce formation of new blood vessels (angiogenesis)
•
PDGF proven to attract cells to repair site  (chemotaxis)
•
Stimulate proliferation of cells (mitogenesis) during early
states of tissue healing
•
mechanism of action does not involve differentiation of
local cells into bone forming cells and therefore avoids
unwanted bone formation in surrounding tissues observed
with BMP-based products
•
Designed to be placed directly into an open
surgical site for hindfoot or ankle fusions

Augment
®
Bone Graft:  U.S. IDE Clinical Trial
•
Randomized, controlled, prospective,
multicenter IDE clinical trial – one of the
largest performed to date in North
America
•
414 patients treated, of which 272
patients received Augment Bone Graft
•
June 2012:  BMTI submitted PMA
amendment to FDA and product is
currently pending final regulatory
decision

therapeutic to come to orthopaedic market in a decade
first
If approved, Augment Bone Graft will be         clinically proven protein

Create Motion.® WRIGHT

BIOMIMETIC

REJECT ORDINARY

I N  S U M M A R Y
BioMimetic is an Excellent Fit
Can significantly accelerate strategy of building world-class biologics platform and growing foot & ankle business at well above market growth rates
Estimated market opportunity of approximately $300M in U.S. for hindfoot and ankle fusion procedures
If approved, Augment
®
Bone Graft provides unique solution for U.S. hindfoot
and ankle fusion market that leverages distribution capabilities of Wright’s dedicated foot & ankle sales organization and physician training capabilities
Adds new biologics platform and pipeline to further accelerate growth opportunities in Wright’s Extremities business
Can provide future opportunities in bone repair and soft tissue applications that can drive growth for years to come

For additional information, please contact: Julie Tracy Chief Communications Officer julie.tracy@wmt.com (901) 290-5817 www.wmt.com NASDAQ: WMGI 38

Investor Presentation November 27, 2012

Additional Information about the Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Wright and BioMimetic. In connection with the proposed transaction, Wright intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus and other relevant materials in connection with the proposed transaction, and each of Wright and BioMimetic intend to file with the SEC other documents regarding the proposed transaction. The proxy statement/prospectus and this filing are not offers to sell Wright securities and are not soliciting an offer to buy Wright securities in any state where the offer and sale is not permitted. The final proxy statement/prospectus will be mailed to the stockholders of BioMimetic. INVESTORS AND SECURITY HOLDERS OF BIOMIMETIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WRIGHT AND BIOMIMETIC AND THE PROPOSED TRANSACTION.

The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Wright by directing a written request to Wright Medical Group, Inc., 5677 Airline Road, Arlington, TN 38002, Attention: Investor Relations, and by BioMimetic by directing a written request to BioMimetic Therapeutics, Inc., 389 Nichol Mill Lane, Franklin, TN 37067, Attention: Investor Relations. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Wright by going to Wright’s investor information web site at http://phx.corporate-ir.net/phoenix.zhtml?c=129751&p=irol-irhome and by BioMimetic by going to BioMimetic’s investor information web site at http://investor.biomimetics.com/phoenix.zhtml?c=196896&p=irol-sec.

Participants in Solicitations

BioMimetic and its respective executive officers and directors and other persons, including Wright and its respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information about the executive officers and directors of BioMimetic and their ownership of BioMimetic common stock is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012 and the proxy statement for BioMimetic’s 2012 annual meeting of stockholders, filed with the SEC on April 27, 2012. Information about the executive officers and directors of Wright is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 24, 2012 and the proxy statement for Wright’s 2012 annual meeting of stockholders, filed with the SEC on March 27, 2012. Certain directors and executive officers of BioMimetic and other persons may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the transaction. If and to the extent that any of the BioMimetic participants will receive any additional benefits in connection with the transaction, the details of those benefits will be described in the proxy statement/prospectus relating to the transaction. Investors and security holders may obtain additional information regarding the direct and indirect interests of BioMimetic and its executive officers and directors in the transaction by reading the proxy statement/prospectus regarding the transaction when it becomes available.

Forward-Looking Statements

This filing may contain “forward-looking statements” as defined under U.S. federal securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current view of future performance, results, and trends. Forward looking statements may be identified by their use of terms such as anticipate, believe, could, estimate, expect, intend, may, plan, predict, project, will, and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements. In addition to those described below, forward looking statements contained in this filing include, without limitation, statements concerning the possibility of FDA approval of Augment Bone Graft, statements regarding market acceptance of, and expected annual market demand for Augment Bone Graft, statements regarding the expected impact of the transaction with BioMimetic on Wright’s adjusted EBITDA and other financial results, and statements about the timing and expected benefits of the transaction. The reader should not place undue reliance on forward-looking statements. Such statements are made as of the date of this filing, and Wright undertakes no obligation to update such statements after this date. In addition to those described above, risks and uncertainties that could cause Wright’s actual results to materially differ from those described in forward-looking statements are discussed in Wright’s filings with the Securities and Exchange Commission (including those described in Item 1A of Wright’s Annual Report on Form 10-K for the year ended December 31, 2011 and Wright’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, in each case under the heading “Risk Factors” and elsewhere in such filings). By way of example and without implied limitation, such risks and uncertainties include: the failure of BioMimetic stockholders to adopt the merger agreement or the failure of either Wright or BioMimetic to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; future actions of the United States Attorney’s office, the FDA, the Department of Health and Human Services or other U.S. or foreign government authorities that could delay, limit or suspend Wright’s development, manufacturing, commercialization and sale of products, or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities; any actual or alleged breach of the Corporate Integrity Agreement to which Wright is subject through September 2015 which could expose Wright to significant liability including exclusion from Medicare, Medicaid and other federal healthcare programs, potential criminal prosecution, and civil and criminal fines or penalties; adverse outcomes in existing product liability litigation; new product liability claims; inadequate insurance coverage; the possibility of private securities litigation or shareholder derivative suits; demand for and market acceptance of Wright’s new and existing products; potentially burdensome tax measures; lack of suitable business development opportunities; product quality or patient safety issues; challenges to Wright’s intellectual property rights; geographic and product mix impact on Wright’s sales; Wright’s inability to retain key sales representatives, independent distributors and other personnel or to attract new talent; inventory reductions or fluctuations in buying patterns by wholesalers or distributors; inability to realize the anticipated benefits of restructuring initiatives; negative impact of the commercial and credit environment on Wright, Wright’s customers and Wright’s suppliers; and the potentially negative effect of Wright’s ongoing compliance enhancements on Wright’s relationships with customers, and on Wright’s ability to deliver timely and effective medical education, clinical studies, and new products.